PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272

July 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    PPG Industries, Inc. – Application for Withdrawal of Registration Statement on Form S-3ASR (File No. 333-266284)

To Whom It May Concern:

PPG Industries, Inc. (the “Company” or “PPG”) hereby requests that its Registration Statement on Form S-3ASR (File No. 333-266284), originally filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2022 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3ASR,” whereas the Company intended the Registration Statement to be filed with the Commission with the code “S-3”. The Company intends to file a correctly tagged Registration Statement with the code “S-3” solely to rectify the form type error specified above. No securities were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests the all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Sincerely,

PPG Industries, Inc.

By:	/s/ Brian R. Williams
Name:	Brian R. Williams
Title:	Vice President and Controller